UPSTREAM BIOSCIENCES INC.

200 - 1892 West Broadway

Vancouver, BC V6J 1Y9

Canada

Tel: 778.995.5427

October 27, 2009

VIA FAX: 202.772.9368

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

United States of America

Attention:	Sasha Singh Parikh
Staff Accountant

Dear Sirs/Mesdames:

Re:	Upstream Biosciences, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed August 31, 2009
File No. 0-50331

Thank you for your letter of September 4, 2009 regarding the above-noted filing. The Company is addressing the comments and we anticipate that we will provide a response to such comments within 5 business days. Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at 604.891.7731.

Yours truly,
UPSTREAM BIOSCIENCES INC.
/s/ Joel Bellenson
Joel Bellenson